UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Ronen Meidan

Bank Hapoalim B.M.

45 Rothschild Blvd.

Tel Aviv 6578403, Israel

972-3-5674174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 9

1.	Names of Reporting Persons. Bank Hapoalim B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,371,002
	8.	Shared Voting Power 29,887
	9.	Sole Dispositive Power 6,371,002
	10.	Shared Dispositive Power 29,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,400,889
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.1% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on the number of Ordinary Shares outstanding as at January 16, 2014, as reported by Tower to the Tel Aviv Stock Exchange (the “TASE”), and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 9

1.	Names of Reporting Persons. Tarshish Hahzakot Vehashkaot Hapoalim Ltd. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) less than 0.01% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on number of Ordinary Shares outstanding as at January 16, 2014, as reported by Tower to the TASE, and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 4 of 9

The statement on Schedule 13D, dated February 3, 2011, of Bank Hapoalim B.M. (“Hapoalim”) and Tarshish Hahzakot Vehashkaot Hapoalim Ltd. (“Tarshish”), as amended by Amendment No. 1 thereto, dated June 10, 2013, Amendment No. 2 thereto, dated June 24, 2013, and Amendment No. 3 thereto, dated July 22, 2013, is hereby further amended as follows:

Item 2. Identity and Background

Schedule A is hereby amended to read in its entirety as attached hereto and incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended to read in its entirety as follows:

“To the knowledge of the Reporting Persons:

(a)	(1)	Hapoalim is the beneficial owner of 6,400,889 Ordinary Shares, including 4,510,626 Ordinary Shares issuable upon conversion of its currently convertible capital notes, 170,374 Ordinary Shares issuable upon exercise of currently exercisable warrants (including warrants to purchase 140,487 Ordinary Shares held by Hapoalim and a warrant to purchase 29,887 Ordinary Shares held by Tarshish, its wholly-owned subsidiary) expiring on December 31, 2016 and 437,665 Series 9 Warrants expiring on June 27, 2017. Hapoalim (and Tarshish’s) ownership, as aforesaid collectively represents approximately 12.1% of the Ordinary Shares outstanding as at January 16, 2014, as reported by Tower to the TASE, and calculated in accordance with rule 13d-3(d)(1)(i).

	(2)	Tarshish is the beneficial owner of 29,887 Ordinary Shares issuable upon exercise of its currently exercisable warrant, representing less than 0.01% of the Ordinary Shares outstanding as at January 16, 2014 as reported by Tower to the TASE and calculated in accordance with rule 13d-3(d)(1)(i).

(b)	Hapoalim has sole voting and dispositive power over 6,371,002 Ordinary Shares, including 4,510,626 Ordinary Shares issuable upon conversion of currently convertible capital notes, 140,487 Ordinary Shares issuable upon exercise of currently exercisable warrants expiring on December 31, 2016 and 437,665 Series 9 Warrants expiring on June 27, 2017 and Hapoalim and Tarshish share voting and dispositive power over 29,887 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish expiring on December 31, 2016.

(c)	Save for the following , neither Hapoalim nor Tarshish has effected any transactions in the Ordinary Shares during the past 60 days:

On January 15, 2014, Hapoalim sold 500,000 shares in an over-the-counter transaction at a price per share of US $6.35. In addition, set forth below is the date of sale, number and average price per share of Ordinary Shares sold by Hapoalim on NASDAQ:

Date	Number of Shares	Price Per Share
January 15, 2014	200,000	US $	6.15

CUSIP No. M87915-10-0	13D	Page 5 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2014

Date

/s/ Dan Alexander Koller	/s/ Ronen Meidan

Signature

Bank Hapoalim B.M.

Dan Alexander Koller, Head of	Ronen Meidan, Head of
Financial Markets Division	Equity Investments Unit

Name/Title

January 22, 2014

Date

/s/ Dan Alexander Koller	/s/ Ronen Meidan
Signature

Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Dan Alexander Koller, Head of Directors	Ronen Meidan, Director
Name/Title

CUSIP No. M87915-10-0	13D	Page 6 of 9

SCHEDULE A

Information Regarding Senior Officers and Directors of Bank Hapoalim B.M.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Yair Seroussi	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board of Bank Hapoalim B.M.	Israel
Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Boards of Directors of the credit-card companies in the Bank Group, director in various companies	Israel
Mali Baron	63 Yehuda Halevi St., Tel Aviv, Israel	Director of companies	Israel
Amnon Dick	63 Yehuda Halevi St., Tel Aviv, Israel	Businessman, partner in communications companies, consultant and director. CEO of Adsensory Ltd.	Israel
Meir Wietchner	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Global strategy for the Arison Group and Chairman of the Miya Group	Israel
Nir Zichlinskey	63 Yehuda Halevi St., Tel Aviv, Israel	President and CEO of SRI Global Group	Israel
Imri Tov	63 Yehuda Halevi St., Tel Aviv, Israel	Director of companies; business consultant and researcher in defense economics	Israel
Yaacov Peer	63 Yehuda Halevi St., Tel Aviv, Israel	Financial and managerial consultant for small businesses	Israel
Efrat Peled	63 Yehuda Halevi St., Tel Aviv, Israel

Chairman of the Board and CEO of the following companies: Arison Holdings (1998) Ltd.,

Arison Investments Ltd.,

Arison Sustainability Ltd.,

Arzaf Ltd., Arzaf B (97) Ltd., and Arzaf D Ltd. and CEO of the following companies: SAFO LLC and Arzaf C Ltd.

Israel
Nehama Ronen	63 Yehuda Halevi St., Tel Aviv, Israel	Chairperson of the Board of Directors of Maman Cargo Terminals Ltd. and Recycling Corporation (ELA)	Israel
Moshe Koren	63 Yehuda Halevi St., Tel Aviv, Israel	Banking and financial consultant	Israel
Dafna Schwartz	63 Yehuda Halevi St., Tel Aviv, Israel	Professor and member of staff at the Department of Business Administration, Faculty of Management, Ben Gurion University of the Negev, Economic and business consultant in Israel and overseas	Israel
Ido Stern	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy General Manager and legal counsel at Arison Holdings (1998) Ltd. and Arison Investments Ltd.	Israel
Yair Tauman	63 Yehuda Halevi St., Tel Aviv, Israel	Professor at the Interdisciplinary Center Herzliya and at the State University of New York at Stony Brook	Israel
Yosef Yarom	63 Yehuda Halevi St., Tel Aviv, Israel	Lecturer on auditing in the business sector at Haifa University	Israel & Argentina

CUSIP No. M87915-10-0	13D	Page 7 of 9

Senior Officers

Name	Business Address	Principal Occupation	Citizenship
Zion Kenan	63 Yehuda Halevi St., Tel Aviv, Israel	President and Chief Executive Officer	Israel
Ari Pinto	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Retail Banking	Israel
Shimon Gal	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Corporate Banking	Israel
Efrat Yavetz	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Human Capital, Advising, and Resources	Israel
Ofer Levy	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Accountant	Israel
Dan Alexander Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Financial Markets	Israel
Ilan Mazur	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Legal Adviser	Israel
Yadin Antebi	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Financial Officer	Israel
Ron Weksler	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Corporate Strategy	Israel
Amir Aviv	63 Yehuda Halevi St., Tel Aviv, Israel	Head of International Banking	Israel
Jacob Orbach	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Internal Audit in Israel and abroad	Israel
Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary	Israel
Tsahi Cohen	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Risk Officer	Israel
Zvi Naggan	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Information Technology	Israel

CUSIP No. M87915-10-0	13D	Page 8 of 9

PRINCIPAL HOLDERS OF THE

ISSUED SHARE CAPITAL OF BANK HAPOALIM B.M.

NAME	% OF CAPITAL
ARISON HOLDINGS (1998) LTD	20.2%
SALT OF THE EARTH LTD	1.3%

Arison Holdings (1998) Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation
Irit Izakson	63 Yehuda Halevi St., Tel-Aviv, Israel	Israel	director in various companies
Shari Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Investor
James M. Dubin	c/o Paul Weiss, 1285 Avenue of the Americas, New York, NY	USA	Attorney - Paul Weiss
Jason Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Chairman, The Ted Arison Family Foundation (Israel) Ltd.
David Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Officer of MIYA, an Arison Group Company
Cassie Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Student
Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO of Arison Holdings (1998) Ltd., CEO and director in various companies
Daniel Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Student

CUSIP No. M87915-10-0	13D	Page 9 of 9

Salt Of The Earth Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation
Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO - Arison Holdings (1998) Ltd., CEO and director in various companies
Dovik Tal	Atlit, Israel	Israel	CEO - Israel Salt Industries Ltd.
Moshe Lahmani	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	CFO - Arison Holdings (1998) Ltd.
Ido Stern	63 Yehuda Halevi St., Tel Aviv, Israel	Israel	Deputy General Manager and legal counsel at Arison Holdings (1998) Ltd. and Arison Investments Ltd.

Information Regarding Senior Officers and Directors

of Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Eran Zimmerman	11 Hanegev St., Tel-Aviv, Israel	CEO (Tarshish). SVP capital management - Bank Hapoalim B.M.	Israel
Dan Alexander Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Financial Markets - Bank Hapoalim B.M.	Israel
Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary of Bank Hapoalim B.M.	Israel
Ronen Meidan	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Equity Investment Unit- Bank Hapoalim B.M.	Israel
Arie Stainfeld	62 Yehuda Halevi St., Tel Aviv, Israel	Head of Exposures and Risk Management Department- Bank Hapoalim B.M.	Israel
Guy Kalif, C.P.A. (Isr)	11 Hanegev St., Tel-Aviv, Israel	Manager, Comptroller Division - Bank Hapoalim B.M.	Israel